LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

82-3957

Ref : SEC/DS

December 29, 2003.

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street N.W.
Washington DC 20549-U.S.A.

04012280

CODE NO : 82-3957

04 JAN 21 AM 7:21

Dear Sir,

SUPPL

Sub : L & T bags Rs. 700 crore Power Plant Order.

We send herewith a copy of the Press Release that is being issued by the Company today, in connection with the above.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

(S.V. SUBRAMANIAN)
COMPANY SECRETARY

Encl : a/a

dlw 1/22

PRESS RELEASE
Issued by Corporate Communications Department
LARSEN & TOUBRO LIMITED
L&T House, Ballard Estate, Mumbai 400 001

Tel: 22685786 (Direct), 22685656 Ext: 772/851
Fax: 91-22-22685607/ 8
E-mail: jkp-ccd@lth.ltindia.com

L&T Bags Rs. 700-crore Power Plant Order

Mumbai, December 29, 2003: Larsen & Toubro Limited (L&T), India's engineering and construction major, has secured a Rs.700-crore contract for engineering, procurement and construction of a 250 MW power plant near Rajamundry in Andhra Pradesh. The gas turbine based power plant will be set up for Vemagiri Power Generation Limited, part of the GMR Group of south India.

The Vemagiri power project will incorporate the largest gas turbine in India, and the country's biggest Heat Recovery Steam Generator (HRSG). Designed to the latest 'F' technology, the turbine will be procured from General Electric Company, USA. The HRSG will be fabricated at L&T's works complex in Hazira, near Surat in Gujarat. L&T will acquire the steam turbine from Alstom of Germany.

The basic and detailed engineering services will be provided by L&T-Sargent & Lundy Limited. L&T's Engineering & Construction Division will have the overall responsibility for completing the project in 24 months, commencing 1st January 2004.

FN: E&C Order/29.12.2003